Exhibit 12

CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Fiscal Year					Three Months Ended
	2014	2015	2016	2017	2018	June 30, 2018
Earnings available for fixed charges:
Earnings from continuing operations before income taxes, minority interest and discontinued operations	$1,016	$1,115	$1,084	$1,073	$1,021	$82
Add: Fixed charges	123	125	128	136	174	40
Total earnings available for fixed charges	$1,139	$1,240	$1,212	$1,209	$1,195	$122
Fixed charges:
Interest expense (1)	$75	$77	$81	$90	$127	$32
Interest portion of rental expense	48	48	47	46	47	8
Total fixed charges	$123	$125	$128	$136	$174	$40
RATIOS OF EARNINGS TO FIXED CHARGES	9.26	9.92	9.47	8.89	6.87	3.05
Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness